UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

89bio, Inc.

(Name of Subject Company (Issuer))

Bluefin Merger Subsidiary, Inc.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Roche Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Daniel J. Belke

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Bluefin Merger Subsidiary, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of 89bio, Inc., a Delaware corporation (“89bio”), for (i) $14.50 per Share, in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable contingent value right per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share, in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the contingent value rights agreement to be entered into with a duly qualified rights agent mutually agreeable to Parent and 89bio, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 1, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on October 1, 2025.

(a)(5)(A)	Media Release issued by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(a)(5)(B)	Q&A Acquisition of 89bio, Inc. dated September 18, 2025 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(a)(5)(C)	Social media content by Roche Holdings, Inc. on www.x.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(a)(5)(D)	Social media content by Roche Holdings, Inc. on www.linkedin.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(b)	Not applicable.

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of September 17, 2025, among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc. and 89bio, Inc. (incorporated by reference to Exhibit 2.1 of the 89bio, Inc. Current Report on Form 8-K (File No. 001-39122) filed with the Securities and Exchange Commission on September 18, 2025).

(d)(2)	Tender and Support Agreement, dated as of September 17, 2025, among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc., RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P. (incorporated by reference to Exhibit 10.1 of the 89bio, Inc. Current Report on Form 8-K (File No. 001-39122) filed with the Securities and Exchange Commission on September 18, 2025).

(d)(3)*	Non-Disclosure Agreement, dated as of March 28, 2023, between Genentech, Inc. and 89bio, Inc.

(d)(4)*	First Amendment to Non-Disclosure Agreement, dated as of March 10, 2025, between Genentech, Inc. and 89bio, Inc.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2025

BLUEFIN MERGER SUBSIDIARY, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President